Reliance
Industries Limited

07028667

RECEIVED
2007 DEC 17 A 9:23

December 11, 2007

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward the following document filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 36	December 11, 2007	Media Release issued by the Company titled "Reliance Industries Limited Signs Two E&P Contracts in Colombia Offshore".

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

Vinod M. Ambani
President & Company Secretary

PROCESSED
DEC 20 2007
THOMSON
FINANCIAL

Encl: a/a

Reliance
Industries Limited

December 11, 2007

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Attn: Shri S. Subramanian, DCS-CRD
Scrip Code: 500325
Fax No.2272 2037 / 2272 3719

The Manager, Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 054

Trading Symbol: 'RELIANCE EQ'
Fax No.2659 8237 / 38

Dear Sirs,

Sub : Media Release

A Media Release issued by the Company titled "Reliance Industries Limited Signs Two E&P Contracts in Colombia Offshore" is attached for your perusal and information.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

Vinod M. Ambani
President & Company Secretary

Copy to:
The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
SA 11, Avenue de la Porte-Neuve
BP 165, L – 2011
Luxembourg

Encl: a/a

Media Release

Reliance
Industries Limited

Reliance Industries Limited Signs Two E&P Contracts in Colombia Offshore

Mumbai December 11, 2007: Reliance Industries Limited (RIL) had signed Technical Evaluation Agreement in 2005 which has been converted to Hydrocarbon Production and Exploitation Contracts with Agencia Nacional de Hydrocarburos (ANH) of Colombia for two offshore blocks, Borojo (pronounced as Boroho) North and Borojo South. These contracts will in due course be assigned to REP DMCC, a 100% subsidiary of RIL.

Signed on 10th December at Bogota, Colombia, the contracts envisage exploration of two blocks located in the Pacific Ocean, west of Colombia in water depths reaching upto 1500 meters. Each block size is approximately 4,000 square kilometers. RIL has carried out comprehensive geological studies before selecting these blocks.

The contract provides a six year Exploration Period consisting of four phases of 18 months each, with exit right at the end of each phase. Over these six years, the company is expected to drill upto two wells in each block apart from conducting seismic, multi beam and heat flow surveys. The exploration budget for the two blocks is close to US $ 50 Million, in next six years if not exited in earlier phases.

Reliance Industries Limited

Reliance Industries Limited (RIL) is India's largest private sector company on all major financial parameters with turnover of Rs1,18,354 crore (US$ 27.23 billion), cash profit of Rs17,678 crore (US$ 4.07 billion), net profit of Rs11,943 crore (US$ 2.75 billion) and net worth of Rs63, 967 crore (US$ 14.72 billion) as of March 31, 2007.

RIL is the first and only private sector company from India to feature in the *Fortune Global 500* list of 'World's Largest Corporations' and ranks amongst the world's Top 200 companies in terms of profits. RIL is amongst the 25 fastest climbers ranked by Fortune. RIL also features in the *Forbes Global* list of world's 400 best big companies and in *FT Global 500* list of world's largest companies.

Key Contacts: Tushar Pania (Mumbai)
022 -2278 5905
+91 98200 88536
tushar.pania@ril.com

Shalini Kumar (Delhi)
011-2346 3634
+91 98715 22440
shalini.kumar@ril.com

END